SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: May 22, 2018

List of materials

Documents attached hereto:

i) Press release Announcing  Sony Mid-Term Corporate Strategy for FY2018-2020

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 18-048E
May 22, 2018

Sony Mid-Term Corporate Strategy for FY2018-2020
Delivering KANDO by Getting Closer to People,
Aiming to Generate Sustainable Social Value and Maintain a High Level of Profit

Tokyo – May 22, 2018 – Sony Corporation (“Sony” or the “Company”) today held its Corporate Strategy Meeting where President and CEO, Kenichiro Yoshida, unveiled the corporate direction and mid-term strategy (third mid-range plan) that charts the path forward for the Company over the next three years, starting with the fiscal year ending March 31, 2019 (“FY2018”) and finishing with the fiscal year ending March 31, 2021 (“FY2020”).

Through the key themes of KANDO - to move people emotionally - and “getting closer to people,” Sony will aim to sustainably generate societal value and high profitability across its three primary business areas of electronics, entertainment, and financial services.  It will pursue this strategy based on the following basic principles.
(For further details, please refer to the speech materials and presentation slides from the event, which will be available on Sony’s corporate website)

Overall Strategy

1. Reinforce Direct to Consumer (DTC) services and content IP, and create “Communities of Interest” that bring together people who share emotional values and experiences.

2. Position Branded Hardware, which allows Sony to connect users and creators through its innovative video and audio technologies, as sustainable and consistent cash flow generating businesses.

3. In the area of CMOS image sensors that capture the real world in which we all live, and are vital to KANDO content creation, aim to maintain Sony’s global number one position in imaging applications, and become the global leader in sensing.

Initiatives of each Business Segment

<Game & Network Services>
●
The business of the Game & Network Services segment is about being connected with both users as well as creators with PlayStation®4 as its core, and the basic strategy is to further expand PlayStationTMNetwork (PSN), which has now become one of the world’s leading network services with annual sales of more than one trillion yen and monthly active users of more than 80 million.  Specifically, Sony aims to grow subscriber numbers for the PlayStation®Plus service, and increase user engagement with PSN as measured by login frequency and time spent on the platform, by having more people use its products and services such as PlayStation®VR, the cloud gaming service PlayStationTMNow, the video services PlayStationTMVue and PlayStationTMVideo, and the music service PlayStationTMMusic.  Sony will also aim to strengthen its content IP by creating and utilizing IP for first-party titles and harnessing growth opportunities in areas such as add-on content.

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<Music>
●
The basic strategy for the Music segment is to strengthen Sony’s music content IP.  In order to maximize the business opportunities from the continuing growth of the streaming market, Sony will seek to reinforce the quality and quantity of its content IP catalog, while also discovering and nurturing new artists to generate new IP.

●	In addition to music IP, Sony’s animation IP is another vital part of this segment, and the Company will continue to build these assets going forward.

<Pictures>
●
The basic strategy for the Pictures segment is to strengthen and leverage Sony’s IP while also expanding the Media Networks business, particularly in India, in order to continue to enhance profitability.

●
Since 2015, the motion pictures group’s approach has been to emphasize stories by investing in scripts, revitalizing its library, and aggressively utilizing the Company’s strong IP.  One major result of this approach has been the success of “Jumanji: Welcome to the Jungle,” which has generated over 100 billion yen in box office revenue.

●
A further key strategy is the development of Sony Pictures Entertainment (SPE)’s Media Networks, or channel business, especially in India.  With last year’s acquisition of TEN Sports, SPE currently owns 31 TV channels in India, a country that is expected to be the world’s most populous by 2024, and this business is set to be a major asset to the Company going forward.

<Branded Hardware>
●
Branded Hardware, is comprised of the Home Entertainment & Sound (HE&S), Imaging Products & Solutions (IP&S), and Mobile Communications (MC) segments that bear the Sony brand.  Sony will aim to position Branded Hardware as sustainable and consistent cash-flow generating businesses that enable continued investment in the Sony Group’s growth.  In the last fiscal year, Branded Hardware was the driving force behind Sony’s record profits, and, over the next three years, it is expected to be the business which generates the most stable cash flow.  In this area, Sony will continue its policy of targeting profitability and the premium market rather than unnecessarily pursuing volume.

●	In addition, Sony will leverage the technologies cultivated in Branded Hardware to support long-term initiatives in areas such as medical products and AI x Robotics.

<Semiconductors>
●
CMOS image sensors are key component devices in growth industries such as the Internet of Things, artificial intelligence, autonomous vehicles, and more.  Sony’s competitive strength in this area is based on its wealth of technological expertise in analog semiconductors, cultivated over many years from the charge-coupled device (CCD) era.  Sony aims to maintain its global number one position in imaging and in the longer term become the number one in sensing applications.  To this end, Sony will extend its development of sensing applications beyond the area of smartphones, into new domains such as automotive use.

<Financial Services>
●
The Financial Services segment, which continues to generate a high level of sustained revenue and provide a stable source of profit for the Sony Group, is a business with direct and very close ties to customers.  Through FinTech, Sony will aim to position itself even closer to customers.

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Sony’s Long-term Vision and Creating Social Value
●	In addition to creating economic value as a company, Sony must also be managed with a view toward creating social value, including the natural environment of the Earth.
●	With its mission of KANDO, Sony will aim to create social value by giving people a sense of enrichment through the creation of a Community of Interest.
●
At the same time, based on the recognition that Sony’s business only exists because of its natural environment and society, the Company will continue to promote environmental and human rights initiatives, from a long-term perspective, across all levels of its supply chain.

●	Furthermore, based on its desire to contribute to safety in the self-driving car era, Sony will work to further develop its imaging and sensing technologies.
●	Sony also intends to make a broader contribution to education (e.g., by nurturing creators, providing educational tools that enable children to learn about programming, and incubating businesses).

Third Mid-Range Plan -- Financial Targets
●	In order to transition management of Sony’s operations to a more long-term perspective, key performance indicators are being set as a total for the next three-year period.
●
Over the period of this mid-range plan, operating cash flow (OCF) will be the most important performance metric, and the Company will target total OCF of 2 trillion yen or more, excluding the Financial Services segment, for this three-year period.

●
In terms of allocation of cash generated, Sony plans to spend approximately 1 trillion yen on capital expenditure. The priority for the remaining 1 trillion yen will be strategic investment, while also making an appropriate allocation to balance sheet improvement and shareholder returns, in order to further enhance Sony’s corporate value.  In terms of shareholder returns, the Company intends to increase dividends in a stable and long-term manner.

●	The Company will seek to maintain a Return on Equity (ROE) level of 10% or more.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;

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(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)
Sony's reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events

EOF

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